Schedule A
to the
Administration Agreement
between
World Funds Trust (the "Trust")
and
Commonwealth Shareholder Services, Inc. ("CSS")

Dated:  October 21, 2010

Compensation to be Paid to CSS:

A.	For the performance of Blue Sky matters, CSS shall be paid at the rate of $75 per hour of actual time used.

B.	For shareholder servicing, CSS shall be paid at the rate of $50 per hour of actual time used.

C.
For compliance services related to the administration, transfer agency and underwriting services provided to the funds, CSS shall be paid monthly at the annual rate of $12,000 per fund on funds with assets ranging from $0.00 million to $50 million; $18,000 per fund on funds with assets greater than $50 million but less than $250 million; and $24,000 on funds with assets greater than $250 million. CSS reserves the right to waive this fee.

D.	For all other administration, CSS shall be paid an asset-based administrative fee, computed daily and paid monthly, at the following annual rates based on the average daily net assets of each Fund:

Name of Fund                                                       Administrative Services Fee

McGinn, McKean, McLaughlin,                                                       10 basis points per annum on the average daily
and Ryder Large Cap Fund                                                                    net assets, payable monthly with a minimum annual
fee of $30,000.  0.07% on assets in excess of
$100 million.